                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 10)*

                              CIMETRIX INCORPORATED
                              ---------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    17185E100
                                 --------------
                                 (CUSIP NUMBER)

     Geoffrey Todd Hodges, Esq., c/o Agliano, Hodges & Whittemore, P.A., 400
                North Tampa Street, Suite 2630, Tampa, FL 33602;
                                 (813) 225-1515

     -----------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 1998
                           ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following page(s))

CUSIP NO.   171853100                  13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Paul A. Bilzerian
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,978,162
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,380,000, plus proxies to vote 1,978,162
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.7%, plus proxies to vote 8.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  17185E100                   13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Terri L. Steffen
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,380,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   17185E100                  13D
         ---------------------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Bicoastal Holding Company
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER

                               480,000
  NUMBER OF            --------------------------------------------------------
   SHARES              (8)     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                               480,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          480,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                    13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Overseas Holdings Limited Partnership
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     2,900,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                      None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    2,900,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,900,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                    13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            Cook Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                      None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,380,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                    13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Overseas Holding Company
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                      None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,900,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                    13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     2,320,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                      None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    2,320,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,320,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                    13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Adam J. Bilzerian
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                      None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,160,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 17185E100                    13D
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Dan B. Bilzerian
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                     None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                      None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                    None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,160,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       ATTACHMENT TO FORM 13D COVER SHEET


         All calculations on the Form 13D cover sheets have been made on the basis that 24,743,928 shares are presently outstanding.

Item 1.  Security and Issuer.

         The class of security to which this Amendment to Schedule 13D relates is common stock, $0.0001 par value per share (the "Shares") of Cimetrix Incorporated, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 6979 South High Tech Drive, Midvale, Utah 84047.

Item 2.  Identity and Background.

         This Amendment to Schedule 13D is being filed by Paul A. Bilzerian, Terri L. Steffen, Bicoastal Holding Company, Overseas Holdings Limited Partnership, The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, Overseas Holding Company, the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust, Adam J. Bilzerian, and Dan B. Bilzerian, hereafter collectively referred to as the "Reporting Persons."

         (a)-(f). The following sets forth as to each of the Reporting Persons his (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree, or final order; and (f) citizenship.

         1.       (a) Paul A. Bilzerian.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) President, Cimetrix, Incorporated
                       6979 South High Tech Drive
                       Midvale, Utah 84047.
                  (d) None.
                  (e) None.
                  (f) United States.

         2.       (a) Terri L. Steffen.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

         3.       (a) Bicoastal Holding Company, a Nevada corporation
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         4. (a) Overseas Holdings Limited Partnership, a Nevada limited partnership
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         5. (a) The Paul A Bilzerian and Terri L. Steffen Family Trust of 1995, a Cook Islands International Trust.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Estate planning trust.
                  (d) None.
                  (e) None.

         6. (a) Overseas Holding Company, a Cayman Islands corporation
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

          7. (a) The Paul A Bilzerian and Terri L. Steffen 1994 Irrevocable Trust, a Florida Trust.
                  (b) 400 North Tampa Street, Suite 2630
                      Tampa, FL 33613.
                  (c) Children's trust.
                  (d) None.
                  (e) None.

         8.       (a) Adam J. Bilzerian.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

         9.       (a) Dan B. Bilzerian.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

Item 3. Source and Amount of Funds or Other Consideration.

         Overseas Holding Company borrowed $90,000 from Bicoastal Holding Company to complete the transactions reported on this Schedule 13D.

Item 4. Purpose of Transaction. Seven transactions are reported hereby. The purpose of the transactions is to repay consideration used by Bicoastal Holding Company for the exercise of warrants, as previously reported, to amend previous filings to clarify the use of securities by Bicoastal Holding Company in the exercise of those warrants, to correct the domicile of Bicoastal Holding Company previously reported, to complete estate planning purposes of Paul A. Bilzerian and Terri L. Steffen, and to report the pending expiration of certain proxies held by Paul A. Bilzerian.

(a) On April 29, 1997, Bicoastal Holding Company transferred to the Company 200,000 shares of the Company's common stock as payment of the $1,000,000 exercise price of warrants to purchase 6,000,000 shares of the Company's common stock, as previously reported. Those warrants were held by Bicoastal Holding Company, (600,000); by Overseas Holdings Limited Partnership (3,000,000) and by the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust (2,400,000), as previously reported. The transaction was previously reported as a sale of shares by Bicoastal to the Company, followed by a contribution of the exercise price to the Company, but no cash actually changed hands, and the transaction is more accurately described as a contribution of 200,000 shares, or warrants to purchase 200,000 shares, to the Company in payment of the exercise price for the warrants.

(b) On April 29, 1997, Bicoastal Holding Company transferred to the Company 200,000 shares of the Company's common stock as payment of the $1,000,000 exercise price of warrants to purchase 6,000,000 shares of the Company's common stock, as previously reported. Those warrants were held by Bicoastal Holding Company, (600,000); by Overseas Holdings Limited Partnership (3,000,000) and by the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust (2,400,000), as previously reported. On December 10, 1998, the trustees of the Paul A. Bilzerian and Terri L. Steffen Irrevocable Trust proposed that they reform the trust's agreement with Bicoastal relating to the warrant consideration, by transferring to Bicoastal Holding Company 80,000 shares of the Company's stock (the trust's share of the warrant exercise consideration) in lieu of cash. Bicoastal Holding Company agreed to the reformation. On December 14, 1998, the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust transferred 80,000 shares of the Company's stock to Bicoastal Holding Company as an accord and satisfaction of the trust's prior agreements with Bicoastal.

(c) On April 29, 1997, Bicoastal Holding Company transferred to the Company 200,000 shares of the Company's common stock as payment of the $1,000,000 exercise price of warrants to purchase 6,000,000 shares of the Company's common stock, as previously reported. Those warrants were held by Bicoastal Holding Company, (600,000); by Overseas Holdings Limited Partnership (3,000,000) and by the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust (2,400,000), as previously reported. On December 14, 1998, Overseas Holdings Limited Partnership proposed to reform the partnership's agreement with Bicoastal relating to the warrant consideration, by transferring to Bicoastal Holding Company 100,000 shares of the Company's stock (the partnership's share of the warrant exercise consideration) in lieu of cash. Bicoastal Holding Company agreed to the reformation. On December 14, 1998, Overseas Holdings Limited Partnership transferred 100,000 shares of the Company's stock to Bicoastal Holding Company as an accord and satisfaction of the partnership's prior agreements with Bicoastal.

(d) On December 5, 1998, Paul A. Bilzerian and Terri L. Steffen were removed as trustees of the Paul A Bilzerian and Terri L. Steffen Family Trust of 1995, and replaced with Harry A. Steffen and Lois L. Steffen.

(e) On December 14, 1998, Overseas Holding Company, a Cayman Islands corporation, acquired from Bicoastal Holding Company, a Nevada corporation, the 1% general partner's interest in Overseas Holdings Limited Partnership, a Nevada limited partnership, for a price of $90,000. Overseas Holding Company gave Bicoastal Holding Company a promissory note to complete the acquisition.

(f) Bicoastal Holding Company, a Nevada corporation, had previously been reported as a Cayman Islands corporation. At the end of 1996, the Board of Directors of Bicoastal had approved a plan to reincorporate in the Cayman Islands; however, the plan was never completed and the Company has now elected to abandon the plan to reincorporate. Bicoastal Holding Company, therefore, remains as a Nevada corporation.

(g) On March 22, 1994, W. Keith Seolas, Robert K. Seolas, Suzette Seolas, and Helene S. Seolas granted to Paul A. Bilzerian proxies to purchase 2,367,871 shares of the Company's common stock, as previously reported. After transfers of shares by the holders thereof, the proxies covered fewer shares, so that, at present, Mr. Bilzerian holds proxies to vote 1,978,162 shares owned by members of the Seolas family. After amendment to extend the terms of the proxies, as previously reported, the proxies will expire on December 31, 1998. Following that date, Mr. Bilzerian will no longer have any voting rights or other beneficial interest in those shares.

Item 5. Interest in Securities of the Issuer.

(a) As of December 14, 1998, Overseas Holdings Limited Partnership was the owner of 2,900,000 shares of the Company's common stock, representing 11.7% of the Company's outstanding stock. As of December 14, 1998, Bicoastal Holding Company was the owner of 480,000 shares of the Company's common stock, representing 1.9% of the Company's outstanding stock. As of December 14, 1998, Overseas Holding Company is the beneficial owner of 29,000 shares of the Company's common stock by virtue of its 1% interest in Overseas Holdings Limited Partnership. This represents 0.1% of the Company's outstanding stock. As of December 14, 1998, Overseas Holding Company may also be deemed the beneficial owner of the other 2,871,000 shares of the Company's common stock owned by Overseas Holdings Limited Partnership because as the sole general partner of the partnership, it has the right to vote those shares. This represents 11.7% of the Company's outstanding stock. As of December 14, 1998, the Paul A Bilzerian and Terri L. Steffen Family Trust of 1995 is the beneficial owner of 3,380,000 shares of the Company's stock because it is the 99% limited partner of Overseas Holdings Limited Partnership, the owner of 100% of the stock of Overseas Holding Company, and the owner of 100% of the stock of Bicoastal Holding Company. This represents 13.7% of the Company's outstanding stock. Paul A. Bilzerian and Terri L. Steffen are the beneficial owners of 3,380,000 shares of the Company's stock because they are the beneficiaries of the Paul A Bilzerian and Terri L. Steffen Family Trust of 1995. This represents 13.7% of the Company's outstanding stock. As of December 14, 1998, the Paul A Bilzerian and Terri L. Steffen 1994

Irrevocable Trust was the owner of 2,320,000 shares of the Company's common stock. This represents 9.4% of the Company's outstanding stock. As of December 14, 1998, Adam J. Bilzerian may be deemed the beneficial owner of 1,160,000 shares of the Company's common stock because he is the owner of a 50% beneficial interest in the Paul A Bilzerian and Terri L. Steffen 1994 Irrevocable Trust. This represents 4.7% of the Company's outstanding stock. As of December 14, 1998, Dan B. Bilzerian may be deemed the beneficial owner of 1,160,000 shares of the Company's common stock because he is the owner of a 50% beneficial interest in the Paul A Bilzerian and Terri L. Steffen 1994 Irrevocable Trust. This represents 4.7% of the Company's outstanding stock. Paul A. Bilzerian and Terri
L. Steffen may also be deemed beneficial owners of 2,320,000 shares of stock owned by the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust because the principal beneficiaries of the trust are their children, Adam J. Bilzerian and Dan B. Bilzerian. This represents 9.4% of the Issuer's outstanding stock. Mr. Bilzerian and Ms. Steffen, however, disclaim any beneficial ownership of those shares. As of December 14, 1998, Mr. Bilzerian holds proxies to share voting power of 1,978,162 shares of stock by virtue of proxies from W. Keith Seolas and members of his family, representing 8.0% of the Company's outstanding stock. Such proxies will expire on December 31, 1998, and after that date, Mr. Bilzerian will have no voting rights or other beneficial interest in any of the proxied shares. Except as provided herein, this Amendment to Schedule 13D does not amend the beneficial ownership of shares beneficially owned by Mr. Bilzerian, members of his family, or related entities, as reflected in Schedule 13D and amendments previously filed on behalf of Paul A. Bilzerian, Terri L. Steffen, Bicoastal Holding Company, the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, the Paul A. Bilzerian and Terri L. Steffen Irrevocable Trust of 1994, Overseas Holdings Limited Partnership, Overseas Holding Company, Adam J. Bilzerian, and Dan B. Bilzerian.

(b) The responses of the Reporting Persons to items (7) through (11) of the portions of the cover page relating to beneficial ownership of Shares are incorporated herein by reference.

(c) Except as provided herein, there have been no transactions in Shares or other securities of the Company by any of the Reporting Persons within the past 60 days or since the most recent Amendment to Schedule 13D was filed.

(d)  None.

(e) None.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

None.
Item 7. Material to be Filed as Exhibits.

None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:     12-14-98                                   /s/ PAUL A. BILZERIAN
      ----------------                            -----------------------------
                                                  PAUL A. BILZERIAN

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:     12-14-98                                /s/ PAUL A. BILZERIAN
      ----------------                            -----------------------------
                                                  PAUL A. BILZERIAN, President,
                                                  Bicoastal Holding Company

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: December 15, 1998                  /s/ TERRI L. STEFFEN
      -----------------                  -------------------------------
                                         TERRI L. STEFFEN

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 12/15/98                         /s/ TERRI L. STEFFEN
--------------                         -------------------------------------
                                       Terri L. Steffen
                                       President of Overseas Holding Company

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 12/15/98                         /s/ TERRI L. STEFFEN
--------------                         ---------------------------------------
                                       Terri L. Steffen
                                       President of Overseas Holding
                                       Company, as General Partner of Overseas
                                       Holdings Limited Partnership

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 15, 1998                 /s/ TERRI L. STEFFEN
      -----------------                 ----------------------------------------
                                        TERRI L. STEFFEN, as Natural Guardian of
                                        Adam J. Bilzerian

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 15, 1998                 /s/ TERRI L. STEFFEN
      -----------------                 ----------------------------------------
                                        TERRI L. STEFFEN, as Natural Guardian of
                                        Dan B. Bilzerian

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 15, 1998              /s/ HARRY A. STEFFEN
      -----------------              -------------------------------------------
                                     HARRY A. STEFFEN, Co-Trustee of the Paul A.
                                     Bilzerian and Terri L. Steffen Family
                                     Trust of 1995

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:     12-15-98                   /s/ GEOFFREY TODD HODGES
      ----------------               ------------------------------------------
                                     GEOFFREY TODD HODGES, Co-Trustee of the
                                     Paul A. Bilzerian and Terri L. Steffen 1994
                                     Irrevocable Trust